EXHIBIT 2.1

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is entered into as of March 12, 2012 (the “Effective Date”), by and among Aon Corporation, a Delaware corporation (“Aon Delaware”) and Market Mergeco Inc., a Delaware corporation (“Mergeco”), a wholly-owned indirect subsidiary of Aon Delaware.  Capitalized terms used but not otherwise defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

RECITALS:

A.            The parties hereto entered into that certain Agreement and Plan of Merger and Reorganization, dated as of January 12, 2012 (as amended, restated or otherwise modified from time to time, the “Merger Agreement”), by and among Aon Delaware and Mergeco, pursuant to which Mergeco shall be merged with and into Aon Delaware (the “Merger”) with Aon Delaware surviving the Merger;

B.            The parties hereto have determined to amend the Merger Agreement; and

C.            Section 6.3 of the Merger Agreement permits the amendment of the Merger Agreement pursuant to a written agreement executed by each of the parties thereto.

AGREEMENT:

NOW THEREFORE, in consideration of the foregoing and of the covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.              Amendments to the Merger Agreement.  Effective as of the Effective Date, the Merger Agreement is hereby amended as set forth below:

1.1          The reference in Section 3.1(b) of the Merger Agreement to “Section 3.2(l)” shall be replaced with “Section 3.2(k)”.

1.2          Section 3.2 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Section 3.2            Surrender and Exchange of Shares.

a.             Following the date of this Agreement and in any event prior to the Effective Time, Aon Delaware shall select a bank or trust company to act as exchange agent in connection with the Merger (together with any other bank or trust company also selected, the “Exchange Agent”) for the purpose of delivering or causing to be delivered to each holder of Aon Delaware Common Stock those Class A Ordinary Shares and any cash in lieu of fractional interests to which such holder shall become entitled to receive with respect to such holder’s shares of Aon Delaware Common Stock pursuant to this Article III.  The Exchange Agent shall act as agent for each holder of shares of Aon Delaware Common Stock in connection therewith.

b.             Prior to the Effective Time, Mergeco, or, after the Effective Time, the Surviving Corporation, shall deposit or cause to be deposited with the Exchange Agent, from time to time, (i) that number of Class A Ordinary Shares, in such denominations as the Exchange Agent shall specify, as are deliverable pursuant to Section 3.1, and which, unless the Company shall otherwise determine, shall be deposited with the Exchange Agent through the facilities of The Depository Trust Company (“DTC”), and (ii) the amount of cash that is payable pursuant to this Article III, in each case in respect of shares of Aon Delaware Common Stock for which Certificates are expected to be properly delivered to the Exchange Agent.

c.             Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, immediately prior to the Effective Time, of shares of Aon Delaware Common Stock, a form of letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to any shares of Aon Delaware Common Stock that are represented by certificates (“Certificates”) held by such holder, if any, representing such shares of Aon Delaware Common Stock shall pass, only upon actual and proper delivery of such Certificates to the Exchange Agent.

d.             Each record holder of shares of Aon Delaware Common Stock shall be entitled to receive in exchange for such holder’s shares of Aon Delaware Common Stock, upon (1) surrender to the Exchange Agent of a Certificate, if any, (2) delivery of a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and (3) delivery of such other documents as may be required pursuant to such instructions, the number of whole Class A Ordinary Shares into which such holder’s shares of Aon Delaware Common Stock represented by such holder’s properly surrendered shares of Aon Delaware Common Stock were converted in accordance with Section 3.1 and any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.2(h) and Section 3.2(k).

e.             If delivery of Class A Ordinary Shares in respect of shares of Aon Delaware Common Stock is to be made to a person other than the person in whose name the surrendered Certificate, if any, is registered, or, in the case of uncertificated shares of Aon Delaware Common Stock (“Uncertificated Shares”), to a person other than the person in whose name such Uncertificated Shares are registered, it shall be a condition of delivery that the Certificate, if any so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or delivery shall have paid to the Exchange Agent any transfer and other taxes required by reason of the delivery of the Class A Ordinary Shares to a person other than the registered holder or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable.  Until a duly completed and validly executed letter of transmittal shall have been received in respect of a share or shares of Aon Delaware Common Stock and, if such a share or shares are represented by a Certificate, such Certificate shall be duly surrendered, after the Effective Time, each such share shall represent for all purposes only the right to receive upon such receipt of a letter of transmittal and surrender of a Certificate, if any, the applicable Class A Ordinary Shares as contemplated by this Article III.

f.             At the Effective Time, the stock transfer books of Aon Delaware shall be closed and thereafter there shall be no further registration of transfers of shares of Aon Delaware Common Stock that were outstanding prior to the Effective Time.  After the Effective Time,

Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

g.             Any Class A Ordinary Shares to be delivered plus any cash dividend or other distribution that a former holder of shares of Aon Delaware Common Stock has the right to receive pursuant to this Article III that remains unclaimed by any former holder of shares of Aon Delaware Common Stock after the Effective Time shall be held by the Exchange Agent (or a successor agent appointed by the Surviving Corporation).  Any portion of such securities or funds that remains undistributed to the former holders of shares of Aon Delaware Common Stock at the twelve month anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, or to its designee, and any former holder of shares of Aon Delaware Common Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of any consideration due to it hereunder.  None of the Surviving Corporation, Aon UK or the Exchange Agent shall be liable to any former holder of shares of Aon Delaware Common Stock for any securities properly delivered or any amount properly paid by the Exchange Agent or its nominee, as the case may be, to a public official pursuant to applicable abandoned property, escheat or similar law nine months after the Effective Time.  If a letter of transmittal has not been received and a Certificate, if any, has not been surrendered in respect of a share or shares of Aon Delaware Common Stock as provided in this Article III prior to two years after the Effective Time (or immediately prior to an earlier date on which the Class A Ordinary Shares in respect of such a share or shares of Aon Delaware Common Stock would otherwise escheat to or become the property of any governmental entity) any cash, share dividends and distributions otherwise payable in respect thereof  shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

h.             No dividends or other distributions with respect to Class A Ordinary Shares deliverable with respect to the shares of Aon Delaware Common Stock shall be paid to any holder of Aon Delaware Common Stock until after a letter of transmittal has been received and a Certificate, if any, has been surrendered in respect of a share or shares of Aon Delaware Common Stock, as provided in this Article III.  After surrender, there shall be delivered and/or paid to the holder of the Class A Ordinary Shares delivered in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those Class A Ordinary Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Class A Ordinary Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

i.              No holder of Aon Delaware Common Stock will be entitled to exercise voting rights with respect to Class A Ordinary Shares deliverable with respect to such Aon Delaware Common Stock until after a letter of transmittal has been received and a Certificate, if any, has been surrendered in respect of a share or shares of Aon Delaware Common Stock, as provided in this Article III.

j.              In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the applicable Class A Ordinary Shares deliverable in respect of the shares of Aon Delaware Common Stock represented by the Certificate pursuant to this Article III.

k.             Each holder of shares of Aon Delaware Common Stock otherwise entitled to receive a fractional interest in a Class A Ordinary Share pursuant to the terms of this Article III, shall be entitled to receive, in accordance with the provisions of this Section 3.2(k), a cash payment (without interest) in lieu of that fractional interest in a Class A Ordinary Share determined by multiplying the fractional interest to which such holder would otherwise be entitled by the closing price for a Class A Ordinary Share as reported on the NYSE on the last trading day prior to the date on which the Effective Time occurs.  For purposes of this Section 3.2(k), all fractional interests to which a single holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.  Any cash payment in lieu of a fractional interest shall be made in U.S. dollars and shall be rounded to the nearest cent.

l.              Notwithstanding anything in this Agreement to the contrary, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of shares of Aon Delaware Common Stock pursuant to this Agreement any amounts as may be required to be deducted and withheld with respect to the making of this payment under the U.S. Internal Revenue Code of 1986, as amended, or under any provision of state, local or foreign tax law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the Surviving Corporation shall be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any former holder of shares of Aon Delaware Common Stock, sold this consideration for an amount of cash equal to the fair market value of the consideration at the time of the deemed sale and paid these cash proceeds to the appropriate taxing authority.

Section 2.              Miscellaneous.

2.1          Terms and Conditions.  This Amendment shall be governed by the covenants, terms and conditions set forth in Article VI (Termination, Amendment and Waiver) and Article VIII (General Provisions) of the Merger Agreement, as applicable.

2.2          Continuing Effect.  Except as amended by this Amendment, the Merger Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect.  From and after the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

AON CORPORATION

By:	/s/ Christa Davies
Name: Christa Davies
Title: Executive Vice President and
Chief Financial Officer

MARKET MERGECO INC.

By:	/s/ Ram Padmanabhan
Name: Ram Padmanabhan
Title: Secretary

Signature Page to Amendment No. 1 to the Merger Agreement